SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SILAN orders six AIXTRON New Generation CRIUS(R) II systems for GaN UHB-LED boost

Aachen/Germany, July 6, 2010 - AIXTRON AG (FSE: AIXA; NASDAQ: AIXG) announced today a new order for six CRIUS(R) II 55x2-inch configuration deposition systems from Hangzhou Silan Microelectronics Co., Ltd., 'SILAN'. The Hangzhou, PR China based company, placed the order in the second quarter of 2010 and will take delivery of the systems over the fourth quarter 2010 to first quarter 2011 period. The systems will be used for the volume production of GaN ultra-high brightness (UHB) blue/green LEDs. The local AIXTRON support team will commission the new reactors at the company's facility in Hangzhou, China.

Mr. Jiang Zhongyong, General Manager Silan Azure, comments, 'We are looking to carry out a major capacity increase for our nitride LED wafers so naturally we turned to AIXTRON. Their new generation CRIUS(R) II systemshave demonstrated major improvements such as higher growth rates, high pressure growth and the more than doubling of productivity. Therefore, I am convinced that the CRIUS(R) II will meet our need for process flexibility, uniformity in thickness, doping, and composition. Our good relationship with the AIXTRON Group and their very responsive local support will ensure that we receive the best service with the installation and operation of the advanced CRIUS(R) technology.'

Hangzhou Silan Microelectronics Co., Ltd. is primarily engaged in the development, manufacture and sale of integrated circuits, LED products and other electronic components. Its main products include digital audio and video ICs, power management ICs, LED drivers, DC motor drivers, etc. The Company distributes its products principally in Zhejiang province, China.

'AIXTRON's next generation CRIUS(R) II Close Coupled Showerhead(R) (CSS) system offers customers fastest time to production and minimized maintenance based on proven technology,' explains Tony Pearce, Managing Director AIXTRON Ltd. 'The CRIUS(R) II will be delivered with the ARGUS multi-channel pyrometer allowing real-time surface temperature measurement and analysis that enables to monitor the thermometric distribution across the whole of the MOCVD growth surface in the CCS(R) system.'

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements
This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	July 6, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO